Exhibit 99.1

Ontario Court Denies ComnetiX’s Request to Hear Injunction Application Before
ComnetiX Shareholders Meeting

Wall, N.J., February 2, 2007 - BIO-key® International, Inc. (OTC Bulletin Board: BKYI) (“BIO-key”) announced that the Ontario court denied ComnetiX Inc.’s  (“ComnetiX”) (TSX: CXI) request today to hear an application - to enjoin BIO-key’s offer to purchase all the issued and outstanding common shares of ComnetiX for US $1.29 per share - prior to February 8, 2007, being the last day for consideration of ComnetiX’s proposed plan of arrangement with L-1 Identity Solutions, Inc. (“L-1”) pursuant to ComnetiX’s arrangement agreement with L-1.

BIO-key also wishes to respond to ComnetiX’s press release issued earlier today in response to BIO-key’s claims that ComnetiX fundamentally breached its agreement with BIO-key (the “May 2006 Agreement”), which, among other things, contained a provision that BIO-key will not acquire or make an offer to acquire ComnetiX shares for a period of one year (the “Standstill Provision”). In particular, ComnetiX stated that BIO-key’s claims were without merit for the following reasons:

(1)  ComnetiX never agreed to an extension of the 30-day term of the agreement;

(2)   It is ComnetiX’s position that BIO-key’s claim that on-going discussions “effectively extended” the written agreement is without  foundation; and

(3) ComnetiX did not breach the exclusivity clause of the agreement while it was in effect.

BIO-key and its legal advisors disagree with ComnetiX’s legal and factual analysis for the following reasons, among others:

(1) Although ComnetiX and BIO-key did not agree in writing to an extension of the 30 day term of the Agreement, the parties extended the May 2006 Agreement by their conduct which can be demonstrated by continual negotiations and meetings between senior executives of BIO-key and ComnetiX from May 2006 until as late as September 12, 2006 in respect of a business combination between the two companies.

(2) As disclosed in the ComnetiX Circular, it appears that ComnetiX DID breach the exclusivity clause during the first 30 days when Bernard Crotty and Alan Brousseau of ComnetiX met with Charlie Carroll, the Chief Executive Officer of Integrated Biometric Technology LLC (“IBT”) on May 31, 2006, which was acquired by a  predecessor to L-1 in Nashville, Tennessee.

(3) ComnetiX did not raise the issue of the Standstill Provision in the May 2006 Agreement until after L-1 has raised its offer twice.

In light of the foregoing, BIO-key still contends that ComnetiX committed a clear and fundamental breach of the May 2006 Agreement when ComnetiX breached its exclusivity obligations to BIO-key under the May 2006 Agreement in respect of the L-1 transaction. When ComnetiX committed this fundamental breach of the May 2006 Agreement, the May 2006 Agreement was at an end and BIO-key was no longer bound by the Standstill Provision.

As such, BIO-key still intends to proceed with its offer to acquire all the issued and outstanding common shares of Comnetix dated January 19, 2007 and give ComnetiX shareholders an opportunity to consider the BIO-key offer on its merits. BIO-key intends to file and deliver to ComnetiX shareholders shortly an amendment to its offer to disclose, among other things, the existence of the May 2006 Agreement and its legal position that this agreement has been fundamentally breached.

BIO-key also announced that it received a letter today from L-1’s US counsel today advising that it intends to hold BIO-key liable to L-1 on the grounds that BIO-key’s actions constitute a tortious interference with L-1’s proposed transaction with ComnetiX.

In addition, BIO-key intends to vigorously defend any claims made by ComnetiX and L-1, and consider its own remedies, against ComnetiX and L-1.

BIO-key believes its proposed offer to acquire all the issued and outstanding common shares of ComnetiX is superior to L-1’s revised proposal as it offers a significantly higher price per ComnetiX share and allows shareholders of ComnetiX to participate in the long-term potential of the combined company.  In addition, BIO-key believes that the price offered by L-1 significantly undervalues ComnetiX.  Industry comparables are currently commanding a multiple of 4 to 5 times revenue while the revised L-1 offer for ComnetiX remains below 2 times revenue. BIO-key believes that the long-term potential of the combined company should be able to command a premium in accordance with industry comparables.

BIO-key believes a combination of the two companies will result in a strong company with the industry’s most complete end-to-end solution offering to the law enforcement market and also enable the companies to: share and cross-sell more than 3000 customers; and become a platform company for further business combinations that will uniquely serve the robust and growing state, provincial and local public safety markets.

About BIO-key

BIO-key develops and delivers advanced identification solutions and information services to law enforcement departments, public safety agencies, and government and private sector customers. BIO-key mobile wireless technology provides first responders with critical, reliable, real-time data and images from local, state and national databases. The company’s high-performance, scalable, cost-effective and easy-to-deploy biometric finger identification technology accurately identifies and authenticates users of wireless and enterprise data to improve security, convenience and privacy and to reduce identity theft. Over 2,500 police, fire and emergency services departments in North America use BIO-key solutions, making BIO-key the leading supplier of mobile and wireless solutions for public safety worldwide. (http://www.bio-key.com)

U.S. Regulatory Information

This exchange offer is made for the securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the documents relating to this offer have been prepared in accordance with foreign accounting standards and therefore may not be comparable to the financial statements of the registrant which have been prepared in accordance with generally accepted accounting principles in effect in the United States.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  In connection with the proposed transaction, a registration statement on Form S-4 is expected to be filed with the SEC by BIO-key unless an exemption from the registration requirements of the Securities Act of 1933 is applicable.  STOCKHOLDERS OF COMNETIX ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All interested persons may obtain a free copy of the registration statement and any other related documents on the SEC’s website at www.sec.gov.  Such documents may also be obtained for free from BIO-key.

BIO-key Safe Harbor Statement

This news release contains forward-looking statements that are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of these statements. The words “estimate,” “project,” “intends,” “expects,” “believes,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include all statements related to the results of the proposed exchange offer and the expected results of combining BIO-key and ComnetiX. Such forward-looking statements are made based on management’s beliefs, as well as assumptions made by, and information currently available to, management pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. For a more complete description of these and other risk factors that may affect the future performance of BIO-key International, see “Risk Factors” in the Company’s Annual Report on Form 10-KSB and its other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company also undertakes no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Press Contact:

Julie Garand

508-460-4036

julie.garand@bio-key.com

Investor Contact:

Gus Okwu

Dennard Rupp Gray & Easterly, LLC

713-529-6600

gokwu@drg-e.com